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FOR IMMEDIATE RELEASE

                                            Contact:  Gundolf Moritz
                                                      SAP AG
                                                      011-49-6227-7-44872
                                                        -or-
                                                      James P. Prout
                                                      Taylor Rafferty Associates
                                                      212-889-4350

SAP BOARD ANNOUNCES PROPOSALS FOR ANNUAL SHAREHOLDERS MEETING

BOARD PROPOSES STOCK SPLIT, DIVIDEND; DISCUSSES STAR PROGRAM

WALLDORF, GERMANY -- MARCH 10, 2000 -- SAP AG (NYSE: SAP), the leading provider of inter-enterprise solutions, today announced that it is planning a 3-for-1 stock split. In addition to the stock split, the SAP Executive and Supervisory Boards will request approval at the May 5, 2000 Annual Shareholders Meeting in Mannheim for:

o Authorization for an increase of subscribed capital not to exceed EURO 25 million;
o Payment of dividends in the amount of EURO 1.57 per ordinary share and EURO 1.60 per preference share.

The proposed 3-for-1 stock split will require a transfer on the balance sheet of roughly EURO 46.46 million to the Company's subscribed capital figure from the revenue reserves figure. The split is aimed to make SAP shares more affordable to a wider audience in the capital markets.

The Boards' request for authorization to increase SAP's subscribed capital comes in the face of rapidly accelerating developments in the business of internet-based solutions in the `Business-to-Business' area. Such authorization allows SAP to raise additional subscribed capital in an amount up to EURO 25 million until May 1, 2005 by issuing additional preference shares in return for contributions in cash or in kind. Contributions in kind allow for the acquisition of businesses or equity participations in return for shares. The proposed authorization should provide flexibility to the SAP Board to react quickly to proposed strategic options that are viewed as necessary for the realization of the Company's vision and long-term growth strategy.

In its dividend proposal, SAP is continuing its dividend policy of enabling its shareholders to participate in the success of the Company. As in previous years, the proposed payout will equal approximately 30% of the 1999 annual net income.

In another development, the Executive Board has discussed with the Supervisory Board the expected impact of the 1999 STAR Plan, one of SAP's employee incentive plans. SAP expects the total costs for STAR 1999 (before income tax) to be approximately EURO 670 to EURO 720 million. Of


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this total, roughly EURO 156 million has already been taken into consideration in the 1999 financial statements. The remaining costs will be recorded over the course of the 2000 and 2001 financial years. The exact costs will depend upon the number of STAR 1999 participants who remain employed up until July 2001, the final payment date. Between EURO 237 and EURO 267 million in costs for STAR 1999 will be recorded in the first quarter of 2000. The SAP Board maintains its expectation that a positive financial result in the current financial year will offset the effects of a significant portion of the STAR 1999 costs. Further information regarding SAP's employee incentive plans STAR 1999 and STAR 2000, plus SAP AG's "Long Term Incentive Plan 2000" is available on the SAP website, at www.sap.com/investor (www.sap.de/investor - German version). In addition, the "Review of Operations 1999" (extract of the 1999 Annual Report of SAP AG) is available (German only) on the Internet at www.sap.de/investor.

Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1998 filed with the SEC on May 18, 1999. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol `SAP'. SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.

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